Exhibit (d)(iii)
April 29, 2010
Randall W. Merk,
President and Chief Executive Officer,
Schwab Annuity Portfolios
211 Main Street
San Francisco, CA 94105
Re: Schwab Annuity Portfolios
Dear Mr. Merk:
This letter will confirm our agreement to limit net operating expenses of the following portfolios, as noted in the table below and described in the portfolios’ registration statement filed with the Securities and Exchange Commission.

Net
Operating
	Expense	Guaranteed
Portfolio	Limit	Limit
Schwab Money Market Portfolio	50 bp expires	4/29/2012

Schwab MarketTrack Growth Portfolio II	50 bp expires	4/29/2012

Schwab S&P 500 Portfolio	28 bp expires	4/29/2012
Sincerely,

Acknowledged by:

/s/ George Pereira George Pereira,	/s/ Peter Crawford Peter Crawford,
Chief Financial Officer, Charles Schwab Investment Management, Inc.	Senior Vice President, Investment Management Services

CC:	Shelley Harding
Charlotte Lay
Erica Gates
Diane Chui
James Pierce
Zuogang Gao
Mini Jande
James Panganiban
James Giblin
Galina Gelfer